EXHIBIT 4.1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

PROMISSORY NOTE

$800,000	As of February 2, 2002
Livingston, New Jersey

For value received, Orange REIT, Inc., a Maryland corporation (the “Company”), promises to pay to the order of Briad Development West LLC (the “Holder”), the aggregate principal amount of the advances as set forth on Schedule A annexed hereto and made a part hereof, up to the maximum principal sum of Eight Hundred Thousand Dollars ($800,000.00), together with interest thereon.

The date and amount of each such advance shall be endorsed by the Holder on the grid annexed hereto as Schedule A, and when so endorsed shall represent evidence thereof binding upon the Company. Any failure by the Holder to so endorse shall in no way mitigate or discharge the obligations of the Company to repay any advances actually made.

Interest shall accrue on each advance from the date of such advance on the unpaid principal amount of such advance at a rate equal to four percent (4%) per annum, compounded annually.

This Note is subject to the following additional terms and conditions.

1. Maturity.

(a) Subject to Section 1(b), principal and any accrued but unpaid interest under this Note shall be due and payable upon the earlier of (i) the first closing of the Company’s public offering (the “First Closing”) reflected in the Company’s Registration Statement No.                    (the “Offering”) or (ii) the Company’s termination of the Offering without a closing, provided, however, that if the payment in full of the amounts due under this Note upon the First Closing would result in the Company paying offering expenses exceeding 15% of the gross proceeds of the entire Offering, the Company shall be entitled to defer the payment of such portion of the amounts due under this Note until the next subsequent closing(s) of the Offering as is necessary to prevent the offering expenses paid out of the proceeds exceeding 15% of the gross proceeds of the entire Offering. If, following the final closing on the Offering, the payment of any remaining balance of this Note would result in the Company paying offering expenses exceeding 15% of the gross proceeds of the entire Offering, the Company shall not be required to pay any amount that would result in the payment by the Company of offering expenses exceeding 15% of the gross proceeds of the entire Offering.

(b) Subject to the reduction set forth in paragraph (a), the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. Payment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at any time.

3. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. This Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

4. Waiver of Defenses. Every maker, endorser and guarantor of this Note, or the obligation represented by this Note, waives presentment, demand, notice, protest and all other demands or notices (except as otherwise expressly provided in the Security Agreement), in connection with the delivery, acceptance, endorsement, performance, default, or enforcement of this Note, assents to any and all extensions or postponements of the time of payment or any other indulgence, to any substitution, exchange or release of collateral, and/or to the addition or release of any other party or person primarily or secondary liable and generally waives all suretyship defenses and defenses in the nature thereof.

5. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New Jersey, without giving effect to principles of conflicts of law.

6. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party’s address as set forth below or as subsequently modified by written notice.

7. Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Note.

8. Action to Collect on Note. If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

Executed and delivered by the Company as a sealed instrument as of the date set forth above.

ORANGE REIT, INC.

By:	/s/ David Cahill
	Name:	David Cahill
	Title:	CFO/Treasurer

	Address:	78 Okner Parkway
Livingston, NJ 07039

AGREED TO AND ACCEPTED:

BRIAD DEVELOPMENT WEST LLC

By:	/s/ Mark Wascavaga
	Name:	Mark Wascavaga
	Title:	Controller

	Address:	78 Okner Parkway
Livingston, NJ 07039

SCHEDULE A

To the Promissory Note dated as of January     , 2006

made by Orange REIT, Inc. in favor of

Briad Development West, LLC

Date	Notation Made By	Amount of Advance

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